July 19, 2019

Via EDGAR and E-mail

United States Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Paul Fischer, Staff Attorney

Re:                             Monitronics International, Inc.

Registration Statement on Form S-4/A

Amended on July 16, 2019

File No. 333-231771

Ladies and Gentlemen:

This letter contains the response of Monitronics International, Inc. (“Monitronics”) to the comment (the “Comment”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 18, 2019 (the “Comment Letter”), regarding the Registration Statement on Form S-4 initially filed by Monitronics with the Commission on May 28, 2019 and amended on July 19, 2019 (the “S-4”). Monitronics is respectfully submitting the response below to the Comment in connection with its filing of Amendment No. 2 to the S-4 (“Amendment No. 2”) with the Commission on the date hereof.

For your convenience, the Staff’s Comment, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with Monitronics’ response set out immediately underneath the Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the S-4.

Registration Statement on Form S-4/A, filed on July 16, 2019

1.                                      Please revise to indicate that it is the opinion of named tax counsel that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, rather than “assuming” that it does. Please refer to Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings, Section III.C.3 addressing assumptions within tax opinions. Also, clarify here and within Exhibit 8.1 that the material tax consequences you describe constitute counsel’s opinion. Please refer to Staff Legal Bulletin 19, Section III.B.2, addressing short-form tax opinions.

Response:                                        In response to the Staff’s Comment, we have revised the disclosure on page 84 of Amendment No. 2 to state that, subject to applicable limitations, qualifications and assumptions, (1) the statements of U.S. federal income tax law, and the legal conclusions as to the application of U.S. federal income tax law, set forth in “Material U.S. Federal Income Tax Consequences” represent the opinion of Baker Botts L.L.P. and (2) it is the opinion of Baker Botts L.L.P. that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. We have also filed a new short-form opinion on that tax disclosure as Exhibit 8.1.

2.                                      We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including “all derivative actions.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add risk factor disclosure and also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:                                        Monitronics acknowledges the Staff’s comment and has clarified in Amendment No. 2 that the forum selection provision will not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Please see pages 46, 47 and 129 of Amendment No. 2. Monitronics will also draft the exclusive forum provision in its governing documents to clarify that the forum selection provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 972-243-7443, to David Miller, Latham & Watkins LLP, at (713) 546-7463, or to Adorys Velazquez, Baker Botts L.L.P., at (212) 408-2523.

Very truly yours,

Monitronics International, Inc.

By:	/s/ Fred A. Graffam III
Fred A. Graffam III
Senior Vice President and Chief Financial Officer

cc:                                Adorys Velazquez

David Miller